September 10, 2025

Colette Kress
Executive Vice President and Chief Financial Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, California 95051

       Re: NVIDIA Corporation
           Form 10-K for the Fiscal Year Ended January 26, 2025
           File No. 000-23985
Dear Colette Kress:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing